Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains a copy of the third issue of Actavis + Allergan Integration Update. A copy of the issue was attached to the below email sent to Actavis employees.

DATE:	March 5, 2015
TO:	All Actavis and Allergan Employees
RE:	Actavis + Allergan Integration Update Issue #3

We are pleased to share with you the third issue of the Actavis + Allergan Integration Update. In this issue, we highlight the pre-integration planning progress to date, showcase some feedback and results from our ongoing employee surveys, discuss our intention to adopt Allergan as the corporate name of the combined company, and provide a preview of Day 1 Information Technology/Information Systems services.

Thank you for continued commitment to driving results in our respective businesses and for your enthusiasm for our future combined company. We remain committed to keeping you informed of additional milestones, decisions and next steps as we work to combine Actavis and Allergan.

NOTE: The attached publication is for Internal Use only. It is not for detailing or distribution outside the Company. Translated copies of this publication will be available shortly.

www.ourwinningway.com

Firing on All Cylinders, Actavis and Allergan Well Prepared for Combination

The last several weeks have been an exciting time for the people of Actavis and Allergan.

The teams of both companies demonstrated their commitment to serving our customers and meeting their business commitments while simultaneously working to combine our companies in March or April. Actavis and Allergan reported record performance for the Fourth Quarter of 2014, exceeding analyst expectations and further demonstrating the exceptional strength of our performance driven cultures.

We have announced the majority of the proposed senior leadership structures for the key business units in the combined company. Pre-integration planning activities are well on track, and in many cases, functional teams are completing tasks faster than typical integrations. Pre-integration planning teams have hosted spirited workshops that reflect true collaboration and a genuine desire to think beyond legacy practices in building a Growth Pharma company of the future.

In the midst of all the news, announcements and preparations, we have been surveying the organization to gauge and manage employee sentiment about the combination, decisions made to date and our vision for the future. We are encouraged by the results that indicate widespread, continued enthusiasm for the combination of Actavis and Allergan.

As we move toward the close and Day 1, our pre-integration planning teams are finalizing Day 1 readiness plans. We are confident that both organizations are well prepared to begin Day 1 operating as a united company.

We want to thank all employees for your continued commitment to driving results in our respective businesses, for your enthusiasm and optimism for the combined company and for your work to ensure that Actavis and Allergan are ready to form one of the most powerful pharmaceutical companies in the world.

Regards,

Brent Saunders	David E. I. Pyott
CEO and President,	Chairman and CEO,
Actavis	Allergan

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Actavis and Allergan both recently reported Fourth Quarter performance data for 2014. You can view the results from Actavis by clicking here and the results from Allergan by clicking here. Both companies continued to fire on all cylinders, posting record results while simultaneously managing the extensive pre-integration planning. The results from both companies were greeted enthusiastically by the investment community and media.

Clearly, these achievements demonstrate the strength, focus and commitment of both Actavis and Allergan team members. Congratulations to both teams on a job well done.

Employees are critical to the continued success of Actavis and Allergan. Beginning shortly after the start of pre-integration planning, the Integration Management Office’s
(IMO) Change Management Team has been conducting pulse check surveys of randomly selected employees across both companies throughout various geographies and functions. These surveys measure employee reaction to the combination, pre-
integration planning decisions made to-date, and also provide an open ended field for employees to share ideas and feedback.

Recent survey results demonstrated that 79% of Actavis employees and 74% of
Allergan employees have an overall positive view of the combination. The survey results further reported that employees have appreciated the frequent and transparent communication from senior leadership and have a strong understanding of the integration rationale. Additionally, there is general widespread commitment and enthusiasm for the success of the new, combined organization across both companies.

While we’re encouraged by these results, the surveys also revealed some employee concerns, particularly about timing of job notifications, increased workloads/available resources and the need to set and communicate expectations following close. The IMO is working diligently to address these concerns through tailored communications, by influencing pre-integration planning activities and through Change Management strategies.

Pulse check surveys will continue in the coming weeks as we seek your opinions on our pre-integration planning process.

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Over the last six weeks, we have been reporting the tremendous progress teams have been making in planning for the combination of Actavis and Allergan.

Since the last issue of Integration Update, we have announced the top-level leadership of nearly all critical business units. Additionally, pre-integration planning teams recently participated in function-specific workshops focused on designing team structure across all layers of the organization. Using a thoughtful, fact-based process and vigorous debate, the workshops enabled the teams to think about how the new combined organization could best be designed to deliver on the vision of Growth Pharma.

Timing of Job Notifications

We understand that employees have questions about their individual roles in the combined company. The HR and the pre-integration planning teams are committed to communicating organizational staffing decisions as quickly as possible. We expect that the majority of US employees will be notified of their employment status within 2-weeks following the close of the transaction. Timing of notifications for employees outside of the US are dependent on local legal and regulatory requirements and may take a bit more time.

Please be assured that as soon as these decisions are finalized and ready to be communicated, they will be shared in a transparent manner and as quickly as possible.

Top level organization designs are the building blocks for the combined company. Over the last several weeks, we have announced the proposed senior leadership teams for the combined International Commercial Business; Global Operations and Global Procurement; International Commercial Country Managers; U.S. Branded Pharma; U.S. Medical Aesthetics; Human Resources; Legal; Finance and Information Technology; and Global Compliance organizations.

These proposed leadership appointments reflect the Company’s commitment to leverage the leadership and talent of both Actavis and Allergan. You can review these announcements and the related organizational charts at www.OurWinningWay.com, under “Actavis + Allergan” and then “Updates.”

As additional organization design decisions are finalized, we will communicate them as quickly as possible either broadly or through functional leadership.

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

One of the biggest pre-integration questions on employees’ minds has been – “What will be the name of the combined company?” On February 18th, Actavis announced its intention to adopt Allergan as our new corporate name, subject to transaction close
(expected late Q1 or early Q2 2015) and Actavis shareholder approval of the name change (vote expected Q2 2015).

Under this proposed plan, Allergan would be the parent company name as well as the name under which we will market our branded pharmaceuticals. We also intend to keep the Actavis name in select geographic regions and product portfolios. Over the coming weeks, Actavis senior management will meet with commercial leadership across the
Actavis business to determine how and where the Actavis name will continue. More information on naming and branding will be communicated following the Actavis shareholder vote expected in Q2 2015.

Regardless of the name, we will operate the new Allergan as one company, led by an industry-leading senior management team responsible for the entire corporation, and united under one corporate vision, mission and culture that engages our global team around the world. We will focus on ensuring that the use of the Allergan and Actavis names does not create silos or divisions.

Logo Usage Today, Day 1 and Beyond

While we announced our intention to change our corporate name to Allergan, approval by shareholders is required before we can begin implementation. We expect to receive approval in the second quarter of this year and begin a phased global rollout of the
Allergan name and branding sometime in late spring/early summer. In the meantime, it will be business as usual and legacy logos, business cards, stationery, etc. should continue to be used today, Day 1 and until further guidance is provided by Corporate
Communications. Additionally, employees and receptionists should continue to answer the phones as they have with each legacy company.

Combined Company Culture

On Day 1, there will also be no change to the legacy company cultures. Employees from both Actavis and Allergan should continue to live up to and beyond the expectations previously established by both companies. Teams from both Actavis and
Allergan are working to leverage the key attributes of both cultures to define the combined culture that will drive Growth Pharma. We expect to celebrate the combined culture in the months following close.

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Information Technology (IT) and Information Systems (IS) provide critical communication, connectivity and data services for employees in both companies. As we continue to plan for the expected combination of Actavis and Allergan in the coming weeks, we know employees have questions about these critical services. Over the last several weeks, Actavis and Allergan IT and IS teams have been collaborating to develop plans for Day 1 connectivity and to prepare for IT/IS in the combined organization. The team is focused on ensuring open communication channels and access to critical applications on Day 1. For most IT/IS services, it will be business as usual. See below for a preview of Day 1 IT/IS Services. More specifics will be provided on Day 1.

Email: Employee email addresses will remain the same. Employees from both companies will be able to view/search for employee email addresses as well as view calendars and schedule meetings via Outlook Calendar.

Logins & Passwords: Login procedures and individual passwords for email and applications will remain the same.

Software & Hardware: Employees will continue to use all current hardware and software.

Lync Collaboration: Both companies utilize desktop Instant Messaging via Microsoft Lync. Employees using Lync will be able to chat/collaborate/share screens across both legacy businesses. Lync-based desktop video conferencing will not be available on Day 1.

Telephone and Audio & Web Conferencing: Telephone, audio and web conferencing services will remain the same.

Video Conferencing: Limited video conferencing capabilities will be available between Actavis and Allergan video conference rooms.

Intranets: Access to both company intranets will remain the same.

www.OurWinningWay.com: Will be set as default landing page in all web browsers across both companies. The site provides company news, information and events.

Applications: Cross-organization and individual access to business applications will be provided as determined by business needs.

HR Information Systems: Managers and employees will continue to use current system(s) for all human resources self-service activities.

More information on IT/IS services will be communicated on Day 1. In the meantime, if you have questions or concerns, please contact your IT Service Desk, which will continue to provide support on Day 1.

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

We continue to move forward in seeking the necessary approvals to formally close the transaction. As discussed in this publication, we remain confident that close should occur sometime late in Q1 or early in Q2 of this year.

Corporate Communications and IMO are working together to draft communications materials announcing the close to employees as well as to key external stakeholders. These materials will be cascaded to employees and functions at the appropriate time.
On Day 1, employees can expect to receive information detailing the strengths of the combined company as well as information describing any Day 1 expectations. For most of the organization, Day 1 will be business as usual with relatively little change to legacy practices and procedures. More information will be communicated in the coming weeks.

U.S. Administrative Headquarters	Corporate Headquarters
Actavis	Actavis
Morris Corporate Center III	1 Grand Canal Square
400 Interpace Parkway	Docklands, Dublin 2
Parsippany, NJ 07054 USA	Ireland	www.Actavis.com
	NYSE:ACT	www.OurWinningWay.com

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT

HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.